UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Rambus Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value
(Title of Class of Securities)

750917106
(CUSIP Number of Class of Securities)

(Underlying Options to Purchase Common Stock)

Harold Hughes

Chief Executive Officer

Rambus Inc.

1050 Enterprise Way, Suite 700

Sunnyvale, California 94089

(408) 462-8000

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Thomas R. Lavelle	Aaron J. Alter
Senior Vice President and General Counsel	Wilson Sonsini Goodrich & Rosati
Rambus Inc.	Professional Corporation
1050 Enterprise Way, Suite 700	650 Page Mill Road
Sunnyvale, California 94089	Palo Alto, California 94304
(408) 462-8000	(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,132,153.32	$588.14

*                                         Estimated solely for the purposes of calculating the Amount of Filing Fee.  The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be tendered pursuant to this offer.  These options have an aggregate value of $5.1 million as of May 22, 2012, calculated based on a Black-Scholes-Merton option pricing model.

**                                  The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $114.60 for each $1,000,000 of the value of the transaction.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable

Form or Registration No.:    Not applicable

Filing Party:    Not applicable

Date Filed:      Not applicable

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Rambus Inc., a Delaware corporation (“Rambus” or the “Company”), to exchange certain outstanding options for new options to purchase shares of Company common stock as set forth under the Offer to Exchange Certain Options for New Options dated May 24, 2012 (the “Offer to Exchange”), which is filed as Exhibit (a)(1)(A) hereto and incorporated herein by reference.

This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange, which, as may be amended or supplemented from time to time, constitutes the Offer, and which is filed as Exhibit (a)(1)(A) hereto.  This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 1.    Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)           Name and address.

The name of the issuer is Rambus Inc., a company organized under the laws of the State of Delaware, and the address of its principal executive office is 1050 Enterprise Way, Suite 700, Sunnyvale, California 94089.  Rambus’ telephone number is (408) 462-8000.  The information set forth in the Offer to Exchange under Section 10, “Information concerning Rambus,” is incorporated herein by reference.

(b)           Securities.

This Tender Offer Statement on Schedule TO relates to an offer by Rambus to holders of certain outstanding options to purchase its common stock granted under the Company’s 1997 Stock Plan, as amended and restated (the “1997 Plan”), the Company’s 1999 Nonstatutory Stock Option Plan, as amended and restated (the “1999 Plan”) and the Company’s 2006 Equity Incentive Plan, as amended and restated (the “2006 Plan” and, together with the 1997 Plan and the 1999 Plan, the “Plans”) with an exercise price greater than $14.50 per share, whether vested or unvested, to exchange certain of their outstanding options for new options to purchase shares of the Company’s common stock upon the terms and subject to the conditions described in (i) the Offer to Exchange attached hereto as Exhibit (a)(1)(A), (ii) the Form of email announcement of Offer to Exchange from Harold Hughes, dated May 24, 2012, attached hereto as Exhibit (a)(1)(B), (iii) the election form attached hereto as Exhibit (a)(1)(C) and (iv) the withdrawal form attached hereto as Exhibit (a)(1)(D).

As of the date hereof, there were options to purchase approximately 7.4 million shares of the Company’s common stock outstanding and eligible to participate in this Offer.

(c)           Trading market and price.

The information with respect to the Company’s common stock set forth in the Offer to Exchange under Section 8, “Price range of shares underlying the options,” is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)           Name and address.

The filing person is the issuer.  The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)           Material terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Eligibility” (Section 1), “Number of New Options; Expiration Date” (Section 2), “Procedures for electing to exchange options” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of options for exchange and issuance of New Options” (Section 6), “Conditions of the offer” (Section 7), “Source and amount of consideration; terms of New Options” (Section 9), “Status of options acquired by us in the offer; accounting consequences of the offer” (Section 12), “Legal matters; regulatory approvals” (Section 13), “Material U.S. federal income tax consequences” (Section 14), “Material income tax consequences and certain other considerations for employees who reside outside the U.S” (Section 15), and “Extension of offer; termination; amendment” (Section 16), is incorporated herein by reference.

(b)           Purchases.

None of our executive officers and none of our non-employee directors are eligible to participate in this offer.  The information set forth in the Offer to Exchange under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e)           Agreements involving the subject company’s securities.

The information set forth in the Offer to Exchange under Section 9, “Source and amount of consideration; terms of New Options,” and Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.  The eligible option plans and related option agreements are incorporated herein by reference as Exhibits (d)(1) through (d)(5) and contain information regarding the subject securities.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)           Purposes.

The information set forth in the Offer to Exchange under “Summary Term Sheet” and Section 3, “Purpose of the offer” is incorporated herein by reference.

(b)           Uses of securities acquired.

The information set forth in the Offer to Exchange under Section 6, “Acceptance of options for exchange and issuance of New Options,” and Section 12, “Status of options acquired by us in the offer; accounting consequences of the offer,” is incorporated herein by reference.

(c)           Plans.

The information set forth in the Offer to Exchange under Section 3, “Purpose of the offer,” is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)           Sources of funds.

The information set forth in the Offer to Exchange under Section 9, “Source and amount of consideration; terms of New Options,” and Section 17, “Fees and expenses,” is incorporated herein by reference.

(b)           Conditions.

The information set forth in the Offer to Exchange under Section 7, “Conditions of the offer,” is incorporated herein by reference.

(d)           Borrowed funds.

Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)           Securities ownership.

The information set forth in the Offer to Exchange under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

(b)           Securities transactions.

The information set forth in the Offer to Exchange under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or recommendations.

Not applicable.

Item 10.                                                    Financial Statements.

(a)                                 Financial information.

The information set forth in the Offer to Exchange under Section 10, “Information concerning Rambus,” and under Section 19, “Financial statements,” is incorporated herein by reference.

(b)                                 Pro forma information.

Not applicable.

Item 11.                                                    Additional Information.

(a)                                 Agreements, regulatory requirements and legal proceedings.

The information set forth in the Offer to Exchange under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” and Section 13, “Legal matters; regulatory approvals,” is incorporated herein by reference.

(b)                                 Other material information.

Not applicable.

Item 12.                                                    Exhibits.

The Index to Exhibits attached to this Schedule TO is incorporated herein by reference.

Item 13.                                                    Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAMBUS INC.

/s/ Satish Rishi
Satish Rishi
Senior Vice President, Finance and Chief Financial Officer

Date: May 24, 2012

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Options, dated May 24, 2012

(a)(1)(B)	Form of email announcement of Offer to Exchange from Harold Hughes, dated May 24, 2012

(a)(1)(C)	Rambus Inc. Offer to Exchange Certain Outstanding Options for New Options—Election form

(a)(1)(D)	Rambus Inc. Offer to Exchange Certain Outstanding Options for New Options—Withdrawal form

(a)(1)(E)	Form of Reminder Email to Eligible Employees who Elect to Participate in the Offer to Exchange Certain Outstanding Options for New Options

(a)(1)(F)	Form of Last Day Email to Eligible Employees who Elect to Participate in the Offer to Exchange Certain Outstanding Options for New Options

(a)(1)(G)	Form of Confirmation Email to Eligible Employees who Elect to Participate in the Offer to Exchange Certain Outstanding Options for New Options

(a)(1)(H)	Screen shots of offer website at www.corp-action.net/RambusIncStockOptionExchange

(a)(1)(I)	PowerPoint Presentation — Rambus Employee All-Hands Meeting Stock Option Exchange Program

(a)(1)(J)	Rambus Inc. Stock Option Exchange Program — Frequently Asked Questions (FAQs — Quick Summary)

(a)(1)(K)	PowerPoint Presentation for Webcast — Rambus Stock Option Exchange (The “Offer”)

(b)	Not applicable

(d)(1)	1997 Stock Plan (as amended and restated as of April 4, 2007) (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K, filed on September 14, 2007)

(d)(2)	Form of Stock Option Agreement under 1997 Stock Plan (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q, filed on July 29, 2003)

(d)(3)

1999 Nonstatutory Stock Option Plan (as amended and restated as of April 4, 2007) and form of Stock Option Agreement thereunder (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K, filed on September 14, 2007)

(d)(4)	2006 Equity Incentive Plan (as amended and restated as of April 26, 2012) incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on May 1, 2012.

(d)(5)	Form of Stock Option Agreement under 2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 8-K filed on May 16, 2006)

(g)	Not applicable

(h)	Not applicable